375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

January 21, 2010

VIA EDGAR

Ms. Ta Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc.
Current Report on Form 8-K
Filing Date: December 22, 2009
File No.: 0-29929

Dear Ms. Meadows:

This letter is in response to your letter dated December 28, 2009.  In conjunction with this letter, we are also filing Amendment No. 1 to the Current Report on Form 8-K (the “Amendment”) filed by Live Current Media Inc. (the “Company”) on December 22, 2009.

For your ease of reference, we have included your comments below.

Item 4.01 of Form 8-K Filed December 22, 2009

1.           Please provide the disclosures required by items (A) through (C) of paragraph (a)(1)(iv) of Item 304 of Regulation S-K for the reportable event disclosed in the fourth and fifth paragraphs.  Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

We have revised the document as you requested.  Please see the Amendment.

2.           Please note that you are required to file an updated letter from your former accountant as an exhibit to any amendment filed in response to our comments.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have included an updated letter from Ernst & Young, as you requested.  Please see exhibit 16.

Ms. Ta Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
January 21, 2010

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

LIVE CURRENT MEDIA INC.

By:	/s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Financial Officer

cc:           Andrew Mew